

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 30, 2009

VIA U.S. MAIL AND FAX (414) 319-8520

Mr. Michael S. Olsen
Executive Vice President and Chief Financial Officer
Joy Gobal Incorporated
100 East Wisconsin Avenue
Suite 2780
Milwaukee, Wisconsin 53202

> **Re:** **Joy Global Inc.**
> **Form 10-K for the year ended October 31, 2008**
> **Filed December 19, 2008**
> **File No. 001-09299**

Dear Mr. Olsen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Michael S. Olsen
Joy Global Inc.
January 30, 2009
Page 2

Form 10-K for the Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   In your applicable future filings, please expand your "Overview" section to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website. We note, in this regard, that your current report on Form 8-K filed on December 17, 2008 contains much of the requested disclosure.

2.   We understand from the transcript of your conference call for the fourth quarter of fiscal year 2008 that you intend to suspend your share buyback program in favor of conserving and accumulating cash. In your future filings, as appropriate, please disclose any material changes with regard to your share buyback plans.

Item 11. Executive Compensation, page 42

3.   We refer to your disclosure under the captions "Stock Options," "Performance Shares" and "Restricted Stock Units" on pages 15 and 16 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal discussion and analysis as to how the equity awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity awards that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

4.   We note from your disclosure under "Determining Composition of Compensation" that you have incorporated by reference from page 17 of your proxy statement that you target the cash compensation opportunity for your named executive officers between the median and 75th percentile. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different

from the targeted levels of compensation, please also provide discussion and analysis as to why.

Financial Statements, page F-1

Statements of Operations, page F-5

5. We note that your "aftermarket product and services" includes providing parts, components, repairs, rebuilds, diagnostic analysis, fabrication training, and other aftermarket services for your installed base machines. Please tell us your consideration as to whether sales from services or other revenues should be presented separately on the face of the income statement based on the guidance of Rule 5-03 of Regulation S-X.

6. In this regard, explain in greater detail your revenue recognition policy for your aftermarket product and services. Revise future filings to clarify.

7. Finally, we note the disclosure on page 8 regarding your "buy and resell arrangements" with your "Alliance Partners." Describe the primary terms of your arrangements with these partners, including payment, price protection, return, exchange, and other significant terms. Disclose when sales with these individuals are recognized, if different from your usual policy of recognizing revenue upon product shipment. If material, revise future filings to discuss your revenue recognition policies related to these arrangements. Refer to the guidance in EITF 99-19, as appropriate.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief